November 8, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Slingshot USA, LLC

Offering Statement on Form 1-A, as amended

File number: 024-11995

Ladies and Gentlemen:

On behalf of Slingshot USA, LLC, a Delaware limited liability company, I hereby request qualification of the above-referenced offering statement on Tuesday, November 8, 2022, at the earliest time, or as soon thereafter as is practicable.

Sincerely,

/s/ Sanet Kritzinger

Sanet Kritzinger

Manager

Cc:	Blake Tengberg, Esq.

Buchalter, a Professional Corporation